UNIONBANC INVESTMENT SERVICES, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2015

	Member's Equity
BALANCE — January 1, 2015	$130,873,925
Contributions related to stock plan	107,211
Capital contribution	20,000,000
Net loss	(8,247,507)
BALANCE — December 31, 2015	$142,733,629

See accompanying notes to financial statements.